The Tower at Peabody Place
John A. Good	100 Peabody Place, Suite 900
PHONE:: (901)543-5901	Memphis, TN 38103-3672
FAX: (888)543-4644	(901) 543-5900
E-MAIL: JGood@bassberry.com

February 14, 2013

Via EDGAR and FedEx

Ms. Folake Ayoola

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Trade Street Residential, Inc.
Registration Statement on Form S-11
Filed January 9, 2012
File No. 333-185936

Dear Ms. Ayoola:

On behalf of Trade Street Residential, Inc. (the “Company” or “Trade Street”) this letter is being filed with the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Division of Corporation Finance of the Commission (the “Staff”) in a letter dated January 22, 2013 (the “Comment Letter”) with respect to Company’s Registration Statement on Form S-11 (File No. 333-185936) filed with the Commission on January 9, 2013 (the “Registration Statement”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes in response to the Staff’s comments.

The discussion below is presented in the order of the numbered comments in the Comment Letter. References to page numbers in the responses below refer to Amendment No. 2. For your convenience, we have enclosed with this letter two clean copies and two marked copies of Amendment No. 2, reflecting all changes to the Registration Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2.

Prospectus Summary, page 1

1.	Comment: Please include a chart depicting your expected ownership structure and the expected ownership structure of your operating partnership upon the completion of the offering. Please also include the percentage of ownership in each entity.

Folake Ayoola

Trade Street Residential, Inc.

Response: In response to the Staff’s comment, the Company has inserted a chart depicting its expected ownership structure and the expected ownership structure of its operating partnership, including the percentage of ownership in each entity, upon the completion of the offering on page 8 of Amendment No. 2.

Recapitalization Transaction, page 9

2.	Comment: We note your disclosure on pages 7 and 85 in regards to the Class A preferred stock having a liquidation preference of $100 per share. When discussing the liquidation preference, please include the total dollar amount of the liquidation preference. Please also revise accordingly the disclosure regarding the liquidation preference for the Class B preferred units and the Class C preferred Units.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 11 and 12, as well as throughout Amendment No. 2, to state the relevant dollar amount of the liquidation preference on the Class A preferred stock, and the Class B preferred units and the Class C preferred units. The Company advises the Staff that on February 8, 2013, the Agreement of Limited Partnership of the Operating Partnership was amended and restated with unanimous consent of the partners to, among other things, combine the Class B and Class C units into a single class of units called “Class B contingent units,” eliminate the liquidation preference with respect to the units, subordinate in certain events the 1.5% cash distribution in respect of the Class B units to distributions in respect of common units and change the conversion dates of the Class B units. These amendments have been described in the Prospectus Summary under “Recapitalization and Other Related Transactions” on pages 13-14, in the section entitled “Business and Properties – Recapitalization Transaction” beginning on page 106 and in the section entitled “Our Operating Partnership and the Operating Partnership Agreement” beginning on page 147.

Risk Factors, page 18

3.	Comment: If applicable, please discuss whether any third-party appraisals or independent third party valuations were conducted for the properties that were acquired by the company in 2012.

Response: The Company agrees that a discussion of appraisals in risk factors would be appropriate where either (1) the Company did not obtain appraisals or third party valuations in connection with the properties acquired in 2012 and management determined valuations with no arm’s length bargaining, or (2) the Company did obtain appraisals or third party valuations and the amount paid for the properties was materially in excess of appraised values. The Company respectfully submits that in connection with the Recapitalization Transaction, neither of the foregoing scenarios apply; rather a lengthy arms-length negotiation occurred between the Trade Street Funds and Trade Street Capital, on the one hand, and Feldman and its independent board of directors, on the other hand. Both parties were represented by independent counsel and independent financial advisers, the value the contributed assets was

Folake Ayoola

Trade Street Residential, Inc.

bargained for and the agreed value of each contributed asset was included in the contribution agreement. The Trade Street Funds had appraisals obtained in late 2011 for the contributed assets, but those appraisals were not available to the board of Feldman and were not considered by them in their independent valuation and negotiation of the agreed value for each property. Likewise, the contribution of the Estates at Millenia – Phase I property and Estates at Millenia – Phase II in December 2012 and the value of those properties were negotiated by the Company with the independent liquidating trustee of BREF/BUSF Millenia Associates, LLC. Finally, the cash purchase of Westmont Commons in December 2012 was negotiated at arm’s length with an unrelated seller. The Company respectfully submits that because all 2012 acquisitions were based on arm’s length negotiations with third parties and reflect current fair values, the risk factor suggested by the Staff in its comment is not a material risk of the Company.

Risks Related to Our Organization and Structure, page 27

Our common stock is subordinate as to distributions ., page 28

4.	Comment: Please clearly disclose whether the distributions paid to holders of preferred stock and preferred units could limit the company’s ability to pay dividends to the holders of the company’s common stock.

Response: In response to the Staff’s comment, the Company has added clarifying disclosure on page 30 of Amendment No. 2.

Use of Proceeds, page 48

5.	Comment: We note your response to comment 7 of our comment letter dated December 7, 2012 where you state that you will revise your disclosure to “include the information required by Instruction 4 to Item 504 of Regulation S-K.” We will monitor for this in the next amendment.

Response: The Company acknowledges the Staff’s comment. The Company respectfully submits that it and the underwriters have not yet determined offering size or the use of proceeds, but the Company will revise its disclosure to include the information required by Instruction 4 to Item 504 of Regulation S-K, to the extent applicable, in a subsequent pre-effective amendment to the Registration Statement once the size of the offering and use of the proceeds are known.

Folake Ayoola

Trade Street Residential, Inc.

Distribution Policy, page 49

6.	Comment: We note your response to comment 8 of our comment letter dated December 7, 2012. We continue to believe that basing your annual dividend rate on a single dividend payment is not a reasonable basis for an estimated annual dividend rate. Accordingly, please revise your disclosure to:

•

Include, in this section, the annual dividend rate and illustrate, in tabular format, your 12-month estimated cash available for distribution, the payout ratio of the estimated cash for distribution and the estimated dividend;

•	Remove the reference to the dividend rate and amount from this section and disclose the amount paid, but not the annual rate, elsewhere in the prospectus; or

•	Leave the amount paid, but not the rate, in this section and state that the board has not yet determined at what rate future dividends will be paid.

Response: In response to the Staff’s comment, the Company has revised the section entitled “Distribution Policy” on page 52 to remove the dividend rate and state that the board has not yet determined at what rate future dividends will be paid. The Company respectfully advises the Staff that it did declare a fourth quarter 2012 dividend in January 2013, payable to stockholders of record on February 5, 2013.

Capitalization, page 53

7.	Comment: Please include a separate pro forma column following the “Actual” column to show the issuance of shares to BREF/BUSE and any other pro forma adjustments, followed by the “Pro Forma as Adjusted” column which shows the effects of those pro forma adjustments as well as this offering.

Response: In response to the Staff’s comment, the Company has included separate “Pro Forma” and “Pro Forma As Adjusted” columns on page 56 of Amendment No. 2. As noted in response to Comment 17 below, the Company intends to provide pro forma financial statements as of and for the year ended December 31, 2012 in a subsequent amendment. At that time, the Company will complete the “Pro Forma” column as of December 31, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

8.	Comment: We note your response to comment 9 from our letter dated December 7, 2012. Please further tell us the percentage of each TSPM and TSM owned by TSC prior to the contribution and how you determined TSC to be the parent of each entity. Also, please provide more details regarding the ownership of TSIA; clarify the percentage owned by the Baumanns directly as well as through the entity controlled by them. Also, tell us how you determined their control of that entity.

Folake Ayoola

Trade Street Residential, Inc.

Response: Prior to the recapitalization transaction, Trade Street Capital, LLC owned 100% of each of Trade Street Property Management, LLC and TS Manager, LLC. We determined Trade Street Capital, LLC to be the parent of these entities because it was the sole member of each of the limited liability companies at the time of the recapitalization transaction. Additionally, prior to the recapitalization transaction, Heidi and Michael Baumann owned a 99.9% limited partnership interest in Trade Street Investment Adviser, LLLP, while Trade Street Adviser GP, Inc. owned a 0.1% general partnership interest therein. Heidi and Michael Baumann are the sole shareholders of BCOM Adviser GP, Inc. We determined that Heidi and Michael Baumann controlled Trade Street Investment Adviser, LLLP because they were the sole shareholders of Trade Street Adviser GP, Inc., the entity’s general partner, and the sole holders of limited partnership interests in Trade Street Investment Adviser, LLLP, at the time of the recapitalization transaction.

Historical Results of Operations, page 66

Comparison of Years Ended December 31, 2011 to December 31, 2010, page 68

9.	Comment: We note your response to comment 10 from our letter dated December 7, 2012. Please further expand your disclosures to discuss the reasons for the impairments and your expectations of these properties in the future; discuss the impairment indicators that existed for each property separately. Furthermore, we note that you utilize property appraisals as well as internally developed valuation models; please disclose whether the appraisals are generally consistent with your internal valuations, and explain the extent to which you adjust the appraisals in determining the ultimate fair values of your properties.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 73 in the comparison of the years ended December 31, 2011 to December 31, 2010 in Amendment No. 2 to further discuss the Company’s impairment losses.

Capital Expenditures and Depreciation, page 61

10.	Comment: We note that you expensed approximately $1 million recurring capital expenditures in 2012, but that you intend to begin capitalizing those items in 2013. Please tell us whether you consider this change to be the correction of an error and explain the reason for the change in accounting. Please tell us your basis for expensing the capital expenditures in 2012 and cite the relevant accounting literature in your response. We may have further comment.

Response: The Company has reviewed the details of the recurring non-routine capital expenditures from January to September 2012 totaling approximately $1 million and has determined that it would be appropriate to capitalize approximately $924,000 of these expenses and depreciate them over their estimated useful lives. In Amendment No. 2, the Company has adjusted the financial statements as of and for the nine months ended September 30, 2012 for these changes and will continue to capitalize and depreciate these items in future periods. We have added “Correction of Error” to Note A to the financial statements in accordance with ASC 250-10.

Folake Ayoola

Trade Street Residential, Inc.

Funds from Operations and Core FFO, page 75

11.	Comment: Please explain why you believe your calculation of FFO is consistent with the NAREIT definition of FFO. Please specifically address the following adjustments: provision for loan losses, amortization of ground lease and deferred rent, net, prepayment penalty on early repayment of debt, recurring capital improvements, and recapitalization costs. To the extent you present an FFO measure that includes adjustments not consistent with NAREIT definition, please revise the title of the measure to highlight the variations from the NAREIT defined measure.

Response: In response to the Staff’s comment, the Company has changed its calculation of FFO to comply with the NAREIT definition, as reflected in the reconciliation to net income on page 80 of Amendment No. 2.

Net Operating Income, page 77

12.	Comment: We note your response to comment 14 from our letter dated December 7, 2012. It appears that NOI includes advisory fee revenue related to properties that were not contributed in the recapitalization. Please tell us why you believe it is appropriate to include advisory fee revenue in NOI, when NOI is defined as total property revenues less total property operating expenses.

Response: In response to the Staff’s comment, the Company has adjusted its calculation of NOI to remove advisory fee revenue, as reflected in the reconciliation to net loss on page 81in Amendment No. 2.

Business and Properties, page 85

Recapitalization Transaction, page 101

13.	Comment: Please discuss the principal terms of the contribution agreement between the company and Trade Street Funds and Trade Street Capital. Also discuss, if applicable, the principal terms of any other related agreements entered into such as indemnification agreements. Please also file such agreements as exhibits, if applicable.

Response: In response to the Staff’s comment, the Company has included a discussion of the principal terms of the contribution agreement entered into in conjunction with the recapitalization transaction, as well as a description of the principal terms of any other related agreements that were entered into in connection therewith, on pages 108-109 of Amendment No. 2. The contribution agreement and the first amendment to the contribution agreement have previously been filed as Exhibits 2.1 and 2.2, respectively, to the Registration Statement.

Folake Ayoola

Trade Street Residential, Inc.

14.	Comment: Please discuss how the properties to be contributed were valued and/or the consideration to be received by the company in exchange for the properties was determined.

Response: In response to the Staff’s comment, the Company has included disclosure on pages 11 and 60-61 regarding the negotiation of the recapitalization transaction and the basis for valuing the assets contributed and the Company’s common stock and common units given in exchange therefor.

Principal Stockholders, page 127

15.	Comment: In a footnote to the beneficial owner table, please disclose the name(s) of the natural person(s) that have ultimate voting or dispositive control over the company’s common stock and common units that are held by Trade Street Property Fund I, L.P. Liquidating Trust and BCOM Real Estate Fund, LLC Liquidating Trust or advise.

Response: In response to the Staff’s comment, the Company has revised footnote (1) of the beneficial owner table on page 132 of Amendment No. 2 to disclose the name of the natural person that has ultimate voting or dispositive control over the Company’s common stock that is held by Trade Street Property Fund I, LP Liquidating Trust and BCOM Real Estate Fund, LLC Liquidating Trust. Trade Street Property Fund I, LP Liquidating Trust and BCOM Real Estate Fund, LLC Liquidating Trust do not own any units of the operating partnership.

Index to Financial Statements, page F-1

16.	Comment: We note your response to comment 17 from our letter dated December 7, 2012 and await the filing of audited financial statements for Terrace at River Oaks. Also, we note that you did not provide financial statements for the Estates at Millenia property since it was newly constructed. In light of the fact that this property has some rental history rather than no rental history, please prepare a written submission for the Division of Corporation Finance’s Chief Accountant’s Office regarding your belief that no financial statements under Rule 3-14 of Regulation S-X are necessary.

Response: Amendment No. 2 includes the audited financials statements of Terrace at River Oaks. By letter dated January 29, 2013, the Division of Corporation Finance’s Chief Accountant’s Office has indicated that it would not object if the Company does not provide audited financial statements for the Estates at Millenia and instead provides unaudited financial statements for the Estates at Millenia for the nine months ended September 30, 2012. Such unaudited financial statements have been included in Amendment No. 2.

Folake Ayoola

Trade Street Residential, Inc.

17.	Comment: Please revise to present pro forma financial statements in accordance with Article 11 of Regulation S-X including, but not limited to, significant real estate acquisitions that occurred in the latest fiscal year, subsequent interim period, or after the latest balance sheet date as well as any significant probable acquisitions.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it anticipates filing another pre-effective amendment and will file with such amendment audited 2012 financial statements. Insofar as the effective date will be after the filing of audited 2012 financial statements, it will file pro forma financial statements as of and for the year ended December 31, 2012 in the subsequent pre-effective amendment to the Registration Statement at the same time it files 2012 audited financial statements. Such pro forma financial statements will include significant real estate acquisitions that occurred in 2012 and significant probable acquisitions.

Condensed Consolidated Balance Sheets, page F-2

18.	Comment: We note that you classify Class A preferred stock and Preferred B and C OP Units outside of permanent equity. Please clarify for us your basis for this classification; discuss why settlement in shares is outside of your control.

Response: The Company has classified in temporary equity the portion of the Class A preferred stock and Preferred B and C OP units whose settlement is outside of the Company’s control. With respect to the classifications in the filed September 30, 2012 financial statements (which classification will be similar in the audited balance sheet as of December 31, 2012 to be included in a pre-effective amendment prior to effectiveness), the following is an analysis of the relevant GAAP applied to the Company’s specific facts (all share and unit amounts discussed below are before the reverse stock split and other changes in equity that occurred after December 31, 2012):

Rule 5-02.27 of SEC Regulation S-X1 (codified in ASC 480-10-S99-3A) provides the relevant definitive guidance in assessing the balance sheet classification of redeemable preferred securities. In addition, the Company has considered Accounting Series Release #268 and SEC guidance issued in interpretation of ASR 268.

SEC staff guidance instructs issuers to consider separately all of the events that could trigger redemption of equity securities and the possibility that any triggering event that is not solely within the control of the issuer could occur. In assessing whether the redemption of an equity security is based “upon the occurrence of an event that is not solely within the control of the issuer,” the SEC staff has instructed issuers that all of the individual facts and circumstances

[1]

Accounting Series Release No. (“ASR”) 268, Presentation in Financial Statements of “Redeemable Preferred Stocks.” (SEC Financial Reporting Codification, Section No. 211, Redeemable Preferred Stocks) was incorporated into SEC Regulation S-X, Articles 5-02.27, 7-03.21, and 9-03.19. Therefore, reference to such SEC regulations in the ASC guidance is often times made via reference to the provisions of ASR 268.

Folake Ayoola

Trade Street Residential, Inc.

should be considered. Specifically, for instruments that are potentially settled in an issuer’s shares of common stock (such that an initial determination is made that cash or other assets may not be necessary in such settlement), the issuer must assess whether under any circumstance, without regard to probability, the issuer may not be able to settle the redemption feature with its common stock (thereby requiring such settlement to include cash or other assets). In the absence of assurance that settlement in shares is within the control of the issuer, the provisions of ASC 815-40 require classification outside of permanent equity.

As of September 30, 2012, the Company’s charter authorized the issuance of 1,000,000,000 shares of common stock. As of that date, 566,570,176 shares of common stock were issued and outstanding, leaving 433,429,824 authorized for issuance. In addition, Heidi and Michael Baumann owned, at September 30, 2012, 81,949,848 common units of the operating partnership which are redeemable by the operating partnership for cash or, at the option of the Company, shares of the Company’s common stock on a one-for-one basis commencing June 1, 2013. Insofar as the common units are redeemable for common shares at the election of the Company prior to any other securities of the Company or the operating partnership being converted, the Company takes the position that the 81,949,848 common shares potentially issuable upon such redemption reduces authorized shares available for issuance upon conversion of other securities of the Company or operating partnership. The 433,429,824 shares of common stock authorized for issuance at September 30, 2012 minus the 81,949,848 shares issuable upon redemption of common units results in an aggregate of 351,479,976 authorized but unissued shares of common stock at September 30, 2012. The 351,479,976 authorized but unissued shares form the basis by which the Company evaluated whether there was a possibility, however remote, that the Company might not have sufficient authorized capital stock as of September 30, 2012 to effect the conversion of other redeemable, convertible securities of the Company and operating partnership.

As of September 30, 2012, the operating partnership had issued 98,304 Class B preferred units having a liquidation preference of $100.00 per unit and convertible after June 1, 2013 into the number of common units in the operating partnership determined by dividing the liquidation preference ($9,830,400) plus an amount per annum equal to 3% of the liquidation preference (approximately $294,912 at the time the Class B units would first be convertible) by the average closing price of the Company’s common stock for the 20 trading days prior to the date of conversion by the holder. Inasmuch as there was no floor at that time on the average closing price of the Company’s common stock, it was conceivable that the price could be $0.01 per share or less, in which event 1,012,531,200 additional shares of common stock would be subject to issuance, substantially exceeding the 351,479,976 remaining authorized but unissued shares of common stock. The same computation would apply to the Class C units at the time of their conversion on June 1, 2014. In addition, the Class A preferred stock of the Company, which would likely be the last securities to be convertible into the Company’s common stock, had an aggregate liquidation preference amount of $17,332,600 at September 30, 2012, and the Class A preferred stock is convertible based on the same formula as the Class B units and Class C units. Therefore, at a $0.01 per share common stock price, an additional 1,733,260,000 shares of Common Stock would be issuable, again far in excess of the 351,479,976 remaining authorized but unissued shares of common stock at September 30, 2012.

Folake Ayoola

Trade Street Residential, Inc.

Since, as noted in the immediately preceding paragraph, the Company has more commitments against its common stock than the 433,429,824 shares of authorized but unissued common stock available to satisfy such commitments, management has prioritized such commitments for purposes of determining which contract(s) may not be classified in permanent equity based upon the provisions of paragraphs 11 through 13 of ASC 815-40-35, which state:

11. If a contract permits partial net share settlement and the total notional amount of the contract no longer can be classified as permanent equity, any portion of the contract that could be net share settled as of that balance sheet date shall remain classified in permanent equity. That is, a portion of the contract shall be classified as permanent equity and a portion of the contract shall be classified as an asset, a liability, or temporary equity, as appropriate.

12. If an entity has more than one contract subject to this Subtopic, and partial reclassification is required, there may be different methods that could be used to determine which contracts, or portions of contracts, shall be reclassified. Methods that would comply with this Section could include any of the following:

a.	Partial reclassification of all contracts on a proportionate basis

b.	Reclassification of contracts with the earliest inception date first

c.	Reclassification of contracts with the earliest maturity date first

d.	Reclassification of contracts with the latest inception or maturity date first

e.	Reclassification of contracts with the latest maturity date first.

13. The method of reclassification shall be systematic, rational, and consistently applied.

Such prioritization has been performed via allocation of the 433,429,824 shares of authorized but unissued common stock available to satisfy outstanding commitments (until all such shares are exhausted) to contracts having the earliest maturity dates (and therefore, contracts having the latest maturity dates are considered for reclassification first) as follows:

Commitments for which Settlement via Common Stock is Assumed	Shares of common stock
Available unissued common stock	433,429,824

Less: Warrants issued to former Feldman stockholders[1]	(20,882,196)

Conversion of common units[2]	(81,919,848)

Partial conversion of common units (subsequent to Class B preferred units conversion)[3] (~33% of total)	(330,627,780)

Remaining available unissued common stock	—

Folake Ayoola

Trade Street Residential, Inc.

Commitments for which Settlement via Cash or Other Assets is Assumed due to Lack of Available Unissued Common Stock

Partial conversion of common units (subsequent to Class B preferred units conversion)[3] (~67% of total)	681,903,420

Conversion of common units (subsequent to Class C preferred units conversion)[4]	1,042,022,400

Conversion of Class A preferred stock[5]	1,733,260,000

3,457,185,820

1	Such warrants are exercisable, at the election of the holder, into Company common stock at any time during the period commencing on the listing date of such common stock with the NASDAQ stock market (or other eligible exchange) through the second anniversary of such listing date. Accordingly, since management expected that the Company will list with NASDAQ during the first calendar quarter of 2013 (at which time the warrants will become immediately exercisable, at the election of the holder), they have been given “first priority” against the available unissued shares because such warrants will be the first to mature.

[2]

As noted previously above, common units are redeemable at the election of the holder at any time after June 1, 2013 for cash or, at the Company’s election, shares of common stock on a one-for-one basis. Accordingly, they have been given “second priority” against the available unissued shares because such shares will be the second to mature.

[3]

As noted previously above, such Class B preferred units are convertible into Company common stock (subsequent to conversion into common units of the Operating Partnership) at the option of the holder at any time on or after June 1, 2013 (the first anniversary of issuance). Accordingly, such preferred units have been given “third priority” against the available unissued shares because such securities will be the third to mature.

[4]

As noted previously above, such Class C preferred units are convertible into Company common stock (subsequent to conversion into common units of the Operating Partnership) at the option of the holder at any time on or after June 1, 2014 (the second anniversary of issuance). Accordingly, such preferred units have been given “fourth priority” against the available unissued shares because such securities will be the fourth to mature.

[5]

As noted previously above, such Class A preferred stock is convertible into Company common stock at the election of the holder at such time as the last of the contributed development assets to be developed and opened for occupancy shall have attained 90% physical occupancy. Alternatively, such preferred stock is redeemable at the Company’s election on or after June 1, 2019 (the seventh anniversary of issuance). Management does not currently believe that the conversion trigger will be achieved prior to June 1, 2014 and accordingly, such preferred stock has been given “fifth priority” against the available unissued shares because such securities will be the fifth to mature.

Folake Ayoola

Trade Street Residential, Inc.

Based upon the above analysis, there were not sufficient excess shares available to permit the Company to satisfy the settlement of approximately 67% of the Class B preferred units (subsequent to conversion to common units), all of the Class C preferred units (subsequent to conversion to common units) and all of the Class A preferred stock with Company common stock. Therefore, the Company determined that based on the facts existing as of September 30, 2012 (which facts will continue to exist as of December 31, 2012), the possibility existed that convertible equity securities of the Company and the operating partnership could not be settled in common stock at the time of redemption. In further analyzing the facts, management believed that it would be confusing to financial statement users if part of the balance relating to the Class B preferred units was recorded in permanent equity (approximately 33%), with the remainder (and majority) recorded in temporary equity (particularly since such instruments are mirror images of the Class C preferred stock units, the entire balance of which will be presented in temporary equity). Additionally, the Company may issue additional equity instruments that would further deplete the Company’s authorized but unissued common stock. Accordingly, management determined that it was likely that the Company would deplete all of the authorized but unissued common stock prior to conversion of the Class B preferred units. Accordingly, for such reasons (and because the resulting accounting treatment impacts only the permanent and temporary equity accounts in the consolidated balance sheet), management decided to account for 100% of the balance relating to the Class B preferred stock units within temporary equity.

The Company also advises the Staff that in January and February 2013, respectively, the Company effectuated a 1-for-150 reverse stock split, amended the conversion formula of the Class A preferred stock to provide for a $9.00 minimum common stock price for purposes of determining the number of shares of common stock to be issued upon conversion, and combined the Class B and Class C preferred units into a single class of units called “Class B contingent units” the terms of which were amended to remove any liquidation preference, provide for subordination of the cash distribution in respect of such Class B contingent units to distributions in respect of common units in certain events, change the dates upon which Class B units may be converted into common units and provide for a $9.00 minimum common stock price for purposes of determining the number of common units to be issued upon conversion.

Condensed Consolidated Statement of Stockholders’ Equity, page F-4

19.	Comment: We note your response to comment 19 from our letter dated December 7, 2012. It appears that your revised treatment is a correction of an error; in that regard, please include disclosures required by ASC 250-10-50-11. Also, you state that an amount equal to the cash acquired was recorded in equity; please reconcile this statement with the amounts disclosed on your statements of cash flow on page F-5 in the line items “Cash acquired from recapitalization” and “Recapitalization costs.”

Folake Ayoola

Trade Street Residential, Inc.

Response: The recapitalization costs recorded against equity totaled approximately $868,000. This amount has been disclosed in the statement of stockholders’ equity and the statement of cash flows. This amount is comprised of approximately $845,000 in cash proceeds from the sale in August 2012 of land obtained from Feldman in the recapitalization transaction and cash of approximately $23,000 also obtained in the recapitalization – both of these amounts are also disclosed in the cash flows statement. We have also added “Correction of Error” to Note A to the financial statements in accordance with ASC 250-10.

Note H — Stockholders’ Equity, page F-19

Redemption of Noncontrolling interests, page F-20

20.	Comment: We note your response to comment 20 from our letter dated December 7, 2012. As previously requested, please expand your liquidity discussion in the MD&A to explain your intent and ability pay this obligation in the future.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 75 and F-21 of Amendment No. 2 to provide additional disclosure regarding non-payment and our intent and ability to pay this obligation in the future.

Note J — Subsequent Events, page F-21

Pending Sale of Fontaine Woods, page F-22

21.	Comment: We note that you have entered into an agreement to sell your 70% interest in Fontaine Woods for $10.5 million and that you previously acquired this interest for $13 million in May 2011. Please disclose the carrying value of this property as of the latest balance sheet date. If the carrying value exceeds the negotiated sale price, please tell us whether any impairment indicators were present as of the latest balance sheet date and how you evaluated the carrying value of the investment. We may have further comment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 68 and F-24 of Amendment No. 2 to clarify that the $13.0 million purchase price was the total purchase price paid for the property by the joint venture entity, of which we own 70%. The $10.5 million sale price reflects the sale price of our 70% interest in the joint venture entity to our joint venture partner. The Company’s carrying value of Fontaine Woods is $8.7 million, so no impairment indicators exist with respect to the Company’s interest in the property.

Folake Ayoola

Trade Street Residential, Inc.

Part II

Recent Sales of Unregistered Securities, page II-1

Acquisition of the Estates at Millenia, page II-2

22.	Comment: Please revise to include the information required by Item 701(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added additional disclosure on page II-2 of Amendment No. 2 to provide the information required by Item 701(c) of Regulation S-K.

Exhibits

23.	Comment: Please file the remaining exhibits with your next amendment in order to allow the staff sufficient time to review such exhibits.

Response: The Company advises the Staff that it filed Amendment No. 1 to the Registration Statement on January 24, 2013 containing many of the exhibits. The Company has included additional exhibits with Amendment No. 2. The remaining exhibits will be filed with the next amendment to the Registration Statement.

*    *    *    *

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ John A. Good

John A. Good

cc:	Michael D. Baumann, Trade Street Residential, Inc.

Bert Lopez, Trade Street Residential, Inc.

Daniel M. LeBey, Esq., Hunton & Williams LLP